# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: EMX Royalty Corporation, CIK 0001285786
CUSIP: 26873J107
Title of class of securities: Common Shares
Address of issuer's principal executive offices: (SUITE 501-543 GRANVILLE STREET, Vancouver, British Columbia Canada (A1), V6C 1XB
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001493152-23-046039
Filed by CIK 0001703148

## Reporting persons
- Extract Advisors LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 8,837,071; sole dispositive power 0; shared dispositive power 8,837,071; aggregate amount beneficially owned 8,837,071 (8% of the class)
  Comment: Please see note in Item 4(a).
- Extract Capital Master Fund Ltd.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 8,837,071; sole dispositive power 0; shared dispositive power 8,837,071; aggregate amount beneficially owned 8,837,071 (8% of the class)
  Comment: Please see note in Item 4(a).
- Darin Milmeister: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 8,837,071; sole dispositive power 0; shared dispositive power 8,837,071; aggregate amount beneficially owned 8,837,071 (8% of the class)
  Comment: Please see note in Item 4(a).

## Item 1. Issuer
Name of issuer: EMX Royalty Corporation
Address of issuer's principal executive offices: Suite 501 - 543 Granville Street Vancouver, British Columbia V6C 1XB

## Item 2. Person Filing
Name of person filing:
Extract Advisors LLC*

Extract Capital Master Fund Ltd.*

Darin Milmeister*
Address of principal business office or, if none, residence: 21255 Burbank Blvd., Suite 120 Los Angeles, California 91367
Citizenship:
Extract Advisors LLC - Delaware

Extract Capital Master Fund Ltd. - Cayman Islands

Darin Milmeister- United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Extract Advisors LLC- 8,837,071* Extract Capital Master Fund Ltd. - 8,837,071* Darin Milmeister - 8,837,071*

*The common shares (the "Shares") reported herein for EMX Royalty Corporation (the "Issuer") are held by Extract Capital Master Fund Ltd. (the "Fund"), which is managed by Extract Advisors LLC (the "Adviser"). Darin Milmeister serves as the managing member to the Adviser (the "Managing Member," and collectively with the Adviser and the Fund, the "Reporting Persons.") As of the reporting date, the Fund held 8,837,071 Shares. The percentages reported herein are calculated based upon the statement in the Issuer's Form 6-K filed on November 7, 2024 that there were 110,875,339 Shares outstanding as of November 6, 2024. This report shall not be deemed an admission that the Reporting Persons are beneficial owners of the Shares for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or for any other purpose. Each of the reporting persons herein disclaims beneficial ownership of the Shares reported herein except to the extent of the reporting person's pecuniary interest, if any, therein.
Percent of class:
Extract Advisors LLC - 8.0%

Extract Capital Master Fund Ltd. - 8.0%

Darin Milmeister - 8.0%
Sole power to vote or to direct the vote:
Extract Advisors LLC - 0

Extract Capital Master Fund Ltd.- 0

Darin Milmeister - 0
Shared power to vote or to direct the vote:
Extract Advisors LLC- 8,837,071

Extract Capital Master Fund Ltd. - 8,837,071

Darin Milmeister - 8,837,071
Sole power to dispose or to direct the disposition:
Extract Advisors LLC - 0

Extract Capital Master Fund Ltd.- 0

Darin Milmeister - 0
Shared power to dispose or to direct the disposition:
Extract Advisors LLC- 8,837,071

Extract Capital Master Fund Ltd. - 8,837,071

Darin Milmeister - 8,837,071

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit I - JOINT FILING STATEMENT

## Signatures
- Extract Advisors LLC: /s/ Darin Milmeister, Darin Milmeister, Managing Member (02/14/2025)
- Extract Capital Master Fund Ltd.: /s/ Darin Milmeister, Darin Milmeister, Director (02/14/2025)
- Darin Milmeister: /s/ Darin Milmeister, Darin Milmeister, Individually (02/14/2025)